UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MuleSoft, Inc.

(Name of Issuer)

Class A Common Stock, $.000025 par value

(Title of Class of Securities)

625207105

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625207105	13D	Page 2 of 13 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and restates the statement on Schedule 13D originally filed on March 29, 2018 (the "Original 13D") relating to the common stock, $.000025 par value (the "Common Stock"), of MuleSoft, Inc. (the "Issuer") having its principal executive office at 77 Geary Street, Suite 400, San Francisco, CA 94108.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 14, L.P. ("NEA 14"); New Enterprise Associates 15, L.P. ("NEA 15") and NEA 15 Opportunity Fund, L.P. ("NEA 15-OF" and, collectively with NEA 14 and NEA 15, the "Funds");

(b) NEA Partners 14, L.P. ("NEA Partners 14"), which is the sole general partner of NEA 14; NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. ("NEA Partners 15-OF" and, collectively with NEA Partners 14 and NEA Partners 15, the "GPLPs"), which is the sole general partner of NEA 15-OF; NEA 14 GP, LTD ("NEA 14 GP"), which is the sole general partner of NEA Partners 14; and NEA 15 GP, LLC ("NEA 15 GP" and, collectively with the GPLPs and NEA 14 GP, the "Control Entities"), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF;

(c) M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Patrick J. Kerins ("Kerins"), Joshua Makower ("Makower"), David M. Mott ("Mott"), Jon M. Sakoda ("Sakoda"), Scott D. Sandell ("Sandell"), Peter W. Sonsini ("Sonsini") and Ravi Viswanathan ("Viswanathan") (together, the "Managers").

Barris, Baskett, Florence, Mott, Sandell, Sonsini and Viswanathan (the "Dual Managers") are directors of NEA 14 GP and NEA 15 GP. Barrett and Kerins are directors of NEA 14 GP. Makower and Sakoda are managers of NEA 15 GP.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of the Funds and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett, Barris, Kerins and Mott is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Makower, Sakoda, Sandell, Sonsini and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership.  NEA 14 GP is a Cayman Islands exempted company.  Each of NEA 15, NEA 15-OF, NEA Partners 15 and NEA Partners 15-OF is a Delaware limited partnership.  NEA 15 GP is a Delaware limited liability company.  Each of the Managers is a United States citizen.

CUSIP No. 625207105	13D	Page 3 of 13 Pages

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to own beneficially five percent or more of the Issuer's Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 625207105	13D	Page 4 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       May 14, 2018

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P.
General Partner

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA 14 GP, LTD

By:                        *
Peter J. Barris
Director

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

CUSIP No. 625207105	13D	Page 5 of 13 Pages

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                *
       Louis S. Citron
       Chief Legal Officer

CUSIP No. 625207105	13D	Page 6 of 13 Pages

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:               *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                 *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                          *
Louis S. Citron
Chief Legal Officer

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Joshua Makower

*
David M. Mott

CUSIP No. 625207105	13D	Page 7 of 13 Pages

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

*By: /s/ Sasha O. Keough
         Sasha O. Keough
        As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 625207105	13D	Page 8 of 13 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of MuleSoft, Inc.

EXECUTED this 14th day of May, 2018.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P.
General Partner

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA 14 GP, LTD

By:                        *
Peter J. Barris
Director

*
Michael James Barrett

*
Peter J. Barris

CUSIP No. 625207105	13D	Page 9 of 13 Pages

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                *
       Louis S. Citron
       Chief Legal Officer

CUSIP No. 625207105	13D	Page 10 of 13 Pages

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:               *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                 *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                          *
Louis S. Citron
Chief Legal Officer

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Joshua Makower

CUSIP No. 625207105	13D	Page 11 of 13 Pages

*
David M. Mott

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

*By: /s/ Sasha O. Keough
         Sasha O. Keough
        As attorney-in-fact

This Agreement was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 625207105	13D	Page 12 of 13 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

CUSIP No. 625207105	13D	Page 13 of 13 Pages

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang